Filed by Vimeo Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo, Inc.

Registration No. 333-251656

Date: March 3, 2021

The following document was circulated to certain Vimeo, Inc. employees on March 3, 2021.

Stock Appreciation Rights (SARs)
FAQ - March 3, 2021

Q1.      How do I know how many SARs I have and what their value is?

A.       Please check the Shareworks portal. If you do not have account credentials, please reach out to equity@vimeo.com.

Q2.      What is the current Fair Market Value (FMV) of Vimeo?

A.       As of March 1, 2021, Vimeo’s FMV is $35.35 per share. This price is based upon a recent funding round which valued Vimeo at $5.7 billion. We have updated the Shareworks portal to reflect this price.

NOTE: You may see a message in the Shareworks portal that an exercise window has been opened. Please ignore this: This is just a limitation of the portal. No exercise window is being opened at the moment.

Q3.      Once Vimeo is publicly traded, will the portal be updated when the stock price changes?

A.       Yes. The portal will show the then-current market price of Vimeo’s common shares (on a 20-minute delayed basis).

Q4.      The portal refers to the “purchase price.” What does this mean?

A.       SARs (stock appreciation rights) allow you to participate in the increase in value of Vimeo’s stock from the value of Vimeo’s stock on the date of your award (the Exercise Price). The “purchase price” is your Exercise Price times the number of shares. The gain in value of your SARs is:

[Fair Market Value per share - Exercise Price per share] * number of SARs.

Q5.      Will there be an exercise window for SARs this year (2021)?

A.        Following the proposed Q2 Spin-off of Vimeo from IAC, employees will be able to exercise their SARs. We will provide additional information on how to do this when timely. If the Spin-off doesn’t happen or is delayed for several months, we would plan to open a separate exercise window during 2021.

Q6.      How will my SARs be affected by the Spin-off?

A.       Following the the Spin-off, your SARs will work a little differently than they currently do:

	Today	After the Spin-off
Fair Market Value (FMV)	Determined by IAC	Determined by public trading price of Vimeo’s stock
Exercise windows	You may only exercise within periods set by IAC, usually annually	You may exercise at any time (subject to trading restrictions, see Q11)
Settlement	Proceeds are settled in shares of IAC	Proceeds are settled in shares of Vimeo

In addition, the number of your SARs and their exercise price will be adjusted to reflect Vimeo’s recapitalization and new share count after the Spin-off. These adjustments will not change the economics of your SARs.

Q7.      Do I have to exercise my SARs immediately after the Spin-off?

A.       No. You may hold onto your SARs and exercise them until they expire. (SARs generally expire 10 years from the grant date, but your award will contain the exact date.) However, if you leave Vimeo after the Spin-off, you will need to exercise your SARs within 90 days of your departure.

Q8.      If I exercise and receive Vimeo shares, are there any restrictions on when I can sell those shares?

A.       Once you receive Vimeo shares from an exercise of SARs, you may hold onto the shares for as long as you like--or you may sell them for cash (subject to normal trading restrictions and compliance with our Insider Trading Policy, see Question 11). The decision is yours.

Q9.      Will the Spin-off change the vesting requirements?

No. Your SARs will continue to vest on their original vesting schedules. For example: if your SARs do not completely vest until March 30, 2024, you will still need to be continuously employed by Vimeo (or one of its subsidiaries) through that date for all of your SARs to vest.

Q10.    Don’t SARs automatically vest when there is a change of ownership?

A.      SARs automatically vest only when (1) there is a Change of Control event; AND (2) you are terminated from the Company within a certain period of time following such an event. A “Change of Control” occurs when a third party (other than the Diller Group) acquires more than 50% of the voting power of Vimeo. The Spin-off is not a Change of Control event as defined in the SARs plans.

Q11.    Will there be trading restrictions once Vimeo is public? When can I exercise my SARs or buy or sell Vimeo shares?

A.      Following the Spin-off, you will be able to exercise Vimeo SARs and trade in Vimeo stock, subject to the trading restrictions noted below.

Blackout period (all employees): It will take a few days to adjust Vimeo’s SARs to reflect Vimeo’s public company status. During this “blackout period,” employees will not be able to exercise SARs. We expect this period to be at least one week.

Restricted trading windows (insiders only): If you’ve been designated as an insider, you will not be able exercise SARs until a restricted trading period opens. We will determine which employees are considered insiders based upon their access to material nonpublic information and inform them. We expect to open trading windows (usually for 30-day periods) following the release of quarterly earnings. Designated insiders may trade during these periods with written pre-clearance from Vimeo’s General Counsel. Further details will be provided at a later date.

NOTE: All employees must comply with Vimeo’s Securities Policies, which we will furnish at a later time. We expect these policies to be similar in nature to IAC’s Securities Trading Policy (one of IAC’s Core Policies), meaning that employees may not (1) buy or sell Vimeo stock if they are in possession of material nonpublic information; or (2) purchase derivatives of Vimeo securities or engage in short selling of Vimeo securities.

Q12.    If I own IAC stock today from a previous SAR exercise, will I receive some Vimeo shares in the Spin-off?

A.      Yes. Each person who holds IAC common shares will receive a certain number of Vimeo common shares. The number of Vimeo shares to be given for each IAC share will be determined before the Spin-off occurs.

Q13.    Will we be receiving SARs/options going forward?

A.      No. We are moving to RSUs (restricted stock units) as this form of equity is more commonly granted by publicly-traded companies including many of our peers. We plan to share details about our RSU program shortly, so stay tuned. Please note that our move to RSUs is forward looking, so previously-granted SARs will not be affected.

Important Reminder Regarding this Q&A

This Q&A provides Vimeo management’s responses to anticipated questions relating to your SARs. Because the Board of Directors of Vimeo (or a committee thereof) interprets and administers the plans governing your SARs, it could interpret certain terms and conditions of those plans differently than Vimeo management has in its responses set forth above. This Q&A is therefore not intended to serve as a summary of the material terms and conditions of your SARs and does not govern the interpretation, operation and administration of your SARs and the related rights and obligations of you and Vimeo. These and all other issues relating to your SARs are governed by your Award Notice, the Terms and Conditions and the Plan, which collectively contain all of the terms and conditions of your SARs.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release may contain "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC/InterActiveCorp's ("IAC") and Vimeo, Inc.'s ("Vimeo") anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Vimeo intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as "believe," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions, and are based on assumptions and assessments made by IAC's and Vimeo's management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Vimeo undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in reports that IAC has filed with the SEC; the risks inherent in separating Vimeo from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the abandonment of the proposed spin-off (including the failure to receive any required approvals from the stockholders of IAC), any litigation arising out of or relating to the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Vimeo; and other circumstances beyond IAC's and Vimeo's control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC's filings with the SEC, including a joint registration statement on Amendment No. 2 to Form S-4 filed by IAC and Vimeo Holdings, Inc. (“Holdings”) on February 23, 2021 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed separation of Vimeo from the remaining businesses of IAC through the spin-off (the "Spin-off") of Holdings, a new Vimeo holding company, and a merger of Vimeo with a subsidiary of Holdings (the "Merger"). In connection with the Spin-off and the Merger, IAC and Holdings intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), and have filed a joint registration statement on Amendment No. 2 to Form S-4 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo. The information in the preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. IAC will deliver the definitive proxy statement and Vimeo will deliver the definitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for any proxy statement, consent solicitation statement or any other document that may be filed with the SEC in connection with the Spin-off or the Merger.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC's website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo, Holdings and IAC's directors and executive officers may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo's stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC's directors and executive officers is available in the joint registration statement on Amendment No. 2 to Form S-4 which was filed with the SEC by IAC and Holdings on February 23, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents filed with the SEC when they become available.

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